SOUTH CAROLINA ELECTRIC & GAS COMPANY


                          STUDY OF THE ECONOMIC IMPACT
                     OF A DIVESTITURE OF THE GAS OPERATIONS
                    OF SOUTH CAROLINA ELECTRIC & GAS COMPANY


    This Study was undertaken by the management and staff of South Carolina Electric & Gas Company (SCE&G). The objective of the study is to quantify the economic impact on shareholders and customers of SCE&G divesting its natural gas assets and business. SCE&G is a wholly-owned subsidiary of SCANA Corporation, a public utility holding company.


                                 September, 1999

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                                TABLE OF CONTENTS

                                                                            PAGE

I.    Executive Summary........................................................2

II.   Assumptions..............................................................3

III.  Cost Analysis............................................................5

IV.   Impact on Shareholders...................................................7

V.    Impact on Customers......................................................7

VI.   Conclusions..............................................................8

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Executive Summary

SCE&G's management and staff undertook this Study in order to assess the impact of separating SCE&G's natural gas assets and business from its currently combined utility operations. SCE&G is a public utility subsidiary of SCANA Corporation, which is currently an exempt holding company under the Public Utility Holding Company Act of 1935, and provides electric and natural gas service in a major portion of South Carolina.

The Study focuses on the increased costs associated with operating a stand-alone gas company versus the costs of operating a gas business as part of a combination utility company. The economic impacts are evaluated from two perspectives -- shareholders and customers. The effect on shareholders is the direct result of the increased costs necessary to support operations after divestiture which, absent adequate rate relief, result in income reductions. The effect on customers assumes recovery of the increased costs through rate increases.

The projected impact on shareholders is a reduction in income of 46.08%. The impact on customers is a rate increase of 9.50%. Given the significant adverse economic effects on shareholders and customers, SCE&G finds that it is preferable to continue owning its gas assets and operating its gas business as part of a combined utility.

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Assumptions

The Study assumes that the electric and gas utility businesses of SCE&G can, in fact, be separated. The businesses are currently part of a combined company as described below.

     o SCE&G is primarily a combination electric and gas utility, engaged in the generation, transmission, distribution and sale of electricity and in the purchase and sale, primarily at retail, of natural gas in South Carolina.

     o SCE&G's gas business serves more than 250,000 residential, commercial and industrial customers in 31 of the 46 counties in South Carolina. Revenues for 1998 were $230 million on sales of 43.3 million dekatherms.

     o SCE&G's electric business provides service to more than 517,000 customers in 24 counties. Revenues for 1998 were $1.2 billion on sales of 21.2 million megawatt hours.

The Study assumes that it would be possible to separate the gas business from the combined utility for the following reasons.

     o    The electric and gas systems are physically separate;

     o A large number of personnel who are directly involved in the day-to-day operations of the electric and gas systems work exclusively for one business or the other;

     o The electric and gas businesses are separately regulated for purposes of setting rates; and

     o It is not uncommon elsewhere in the country for stand-alone electric and gas companies to share portions of the same service territories.

SCANA is currently seeking regulatory approvals to merge with Public Service Company of North Carolina (PSNC). PSNC is in the business of transporting, distributing and selling natural gas to approximately 334,000 residential, commercial and industrial customers in North Carolina. For 1998, revenues were $300 million on sales of 63.8 million dekatherms. PSNC is not involved in any other utility operations and, as such, currently operates as a stand-alone gas company. Because PSNC is a stand-alone gas company that is comparable in size to the gas operations of SCE&G, the cost structures of a number of business functions, including executive management, board of directors and other administrative activities, were analyzed. This analysis formed the basis of estimating the costs of performing similar functions for SCE&G's gas operations after divestiture.

An exhaustive analysis of every cost component that could be associated with the creation of a stand-alone gas business was not made. The cost components expected to change significantly were identified and further analyzed.

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The following general assumptions were made in conducting the cost analysis.

     o The gas operations of SCE&G will operate independently from the electric operations. Accordingly, the gas business will have all the necessary management, other personnel, facilities, computer systems, equipment, materials and supplies required to operate as a stand-alone company.

     o Staffing will be sufficient to insure that functions necessary to support a stand-alone company will be performed. Also, the current level and quality of service to gas customers will not be affected.

     o Labor costs include pension and benefits costs, as well as applicable payroll taxes. Pensions, benefits and taxes were calculated using a percent of labor based on actual costs for 1998.

     o In general, non-labor costs remain unchanged from amounts prior to the reorganization.

     o Increases in depreciation expense and property taxes result from the additional capital expenditures required.

     o For the purpose of showing the impact on the gas customers of SCE&G, it is assumed that the net increase in costs will be allowed in rates to be set in a formal proceeding following the reorganization. The effect on rates was determined using a rate of return analysis for the twelve months ended June 30, 1999. It was assumed that SCE&G's gas operations were earning the currently allowed return on common equity of 12.25 percent.

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Cost Analysis

Distribution Operations

It is not expected that the direct costs of operating and maintaining SCE&G's gas distribution system, including mains, services, measuring and regulating station equipment, meters and house regulators, will change significantly as a result of separating from the combined utility. To a great extent, these functions are supervised and performed by personnel who currently work only for the gas business.

Customer Service

The costs associated with customer service functions, including operation of call centers and business offices, are expected to increase substantially when the electric and gas businesses are separated. Both businesses realize efficiencies and cost savings by sharing personnel, facilities and equipment. Personnel costs will increase approximately 200 percent as a result of additional staffing of call centers and business offices to insure that service levels are maintained. A minimum of two new buildings will have to be acquired or constructed to replace the shared call centers and customer service centers located in Columbia and Charleston, SC, the primary metropolitan areas in the Company's service territory. In addition, 19 smaller business offices in various communities to which the Company provides both electric and gas service will have to be duplicated. The new call centers and business offices will have to be outfitted with the computer equipment, telecommunications equipment, office furniture and other fixtures necessary to support the customer service function.

Customer Billing

The gas business also benefits from economies of scale associated with customer billing activities, including meter reading, operation of the billing system, remittance processing and credit and collections. Currently, the meter reading staff is responsible for reading both electric and gas meters. A 115 percent increase in personnel will be needed to support a meter reading function exclusively for gas operations. Since separate bills will need to be rendered for gas service, in contrast to the combination electric and gas bills currently prepared, gas operations will need its own billing system, including the necessary computer software and hardware. The Company has recently implemented a new customer information system for its electric and gas operations and, therefore, has a basis for estimating the required investment and ongoing operating costs associated with a billing system for use by its gas operations on a stand-alone basis. Staffing levels will need to be increased by 225 percent to support remittance processing and credit and collections functions associated with an independent billing function.

Executive Officers and Board of Directors

The gas operations of SCE&G currently have the benefit of sharing the costs of executive management and a board of directors with the electric operations of SCE&G and other companies owned by SCANA. As an independent business, SCE&G's gas operations would need its own executive management and board of directors as described below.

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     Board  of  Directors  - The  Board  of  Directors  would  consist  of  nine non-employee members. The directors would be compensated by the payment of annual retainer fees and fees for each board meeting and committee meeting attended. The directors would also be reimbursed for expenses associated with attending each meeting.

     Chief Executive Officer (CEO) - The CEO reports to the Board of Directors and is responsible for overseeing the entire Company. Three other executive officers (Chief Operating Officer, Chief Financial Officer and General Counsel) report directly to the CEO.

     Chief Operating Officer (COO) - The COO has overall responsibility for the operating activities of the Company, including customer service, gas distribution operations, engineering, technical support, planning and marketing.

     Chief Financial Officer (CFO) - The CFO is responsible for the finance, accounting, information systems, treasury, risk management, shareholder administration and investor relations functions.

     General Counsel - The General Counsel oversees legal services, governmental affairs, corporate secretarial and human resources.

Non-executive officers and upper-level managers, as appropriate for the range of responsibilities and number of employees in the organization, will manage the operating activities and administrative functions mentioned above.

Other Administrative & General

In addition to the costs of separate executive management and a board of directors, the costs of other administrative functions will increase as a result of losing existing economies of scale once these services are no longer shared with electric operations or other SCANA subsidiaries. These functions include information systems, human resources, finance, accounting, risk management, legal, corporate secretarial, shareholder administration, investor relations and governmental affairs. The labor costs associated with these activities are expected to increase 128 percent.

Summary

The following is a summary of the costs that will increase as a result of the transformation of the gas operations of SCE&G into an independent business.

Expenses:
     Labor                                         $ 12,590,719
     Depreciation & Amortization                      2,309,328
     Property Taxes                                   1,106,084
                                                   ------------
        Total                                      $ 16,006,131

Capital Expenditures                               $ 40,829,979

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Impact on Shareholders

Based on results of operations for the year 1998, the increases in expenses represent the following percentages of gas operating revenue, expenses, and income.

Total Gas Operating Revenue                               6.95%
Total Gas Operating Expenses (excluding income taxes)     7.93%
Gas Operating Income (after income taxes)                46.08%

The additional capital expenditures are the following percentages of net utility plant as of the end of 1998 and total capital expenditures for the year.

Net Utility Plant.                                       17.81%
Total Capital Expenditures                              266.56%

Impact on Gas Customers

Assuming the stand-alone gas operations of SCE&G are permitted to recover all cost increases through higher rates charged to customers, the effect on annual revenues is as follows.

Increase in Gas Operating Revenue                        $22.5 million
Percentage Increase in Gas Operating Revenue              9.50%

In addition to bearing the costs of the rate increase, customers would incur twice the postage of mailing one payment to the combined utility, or up to a total of $1.0 million annually.

Although it would be difficult to quantify, customers would also have to contend with the additional cost, effort and inconvenience associated with dealing with two utilities rather than one.

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Conclusions

Absent adequate rate relief, the separation of SCE&G's current gas business from the combined utility is expected to result in a substantial increase in costs and, therefore, a substantial decrease in income. A decline in earnings estimated at 46 percent would certainly make investment in the stand-alone company unattractive. Ultimately, the cost of capital would increase and earnings would be further depressed.

If rate relief is provided, SCE&G's gas customers would face an increase in their bills for gas service of nearly ten percent without an increase in the level or quality of service. An increase in rates would make gas a less attractive energy alternative and diminish the ability to continue expanding the customer base. Such a scenario reduces the possibility of new economies of scale developing over time that might lead to future rate reductions.

Furthermore, while the impact has not been quantified, SCE&G's electric operations would expect to suffer similar adverse consequences of having to operate as a stand-alone business instead of benefiting from the efficiencies of functioning as part of a combination utility.

Based on the foregoing conclusions, the management of SCE&G believes that the creation of a stand-alone gas business from the gas operations of a combination utility would not be in the best interests of shareholders or customers. Accordingly, SCE&G recommends that it be allowed to retain its existing gas assets and continue to operate the gas business in conjunction with its electric business.